Exhibit 99.1

SMIC Announces LDO Linear Voltage Regulator IP Series

For 0.13um to 0.35um Logic/Mixed-Signal, and 0.18um & 0.35um EEPROM CMOS process technologies

Shanghai, CHINA, December 21, 2005 — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK), one of the leading semiconductor foundries in the world, announced today the availability of a series of Low Dropout (LDO) Linear Voltage Regulator IPs for its power management IP portfolio. Specifically, the series will be available for 0.13um to 0.35um Logic/Mixed-Signal, and 0.18um and 0.35um EEPROM CMOS process technologies. These internal LDO Linear Voltage Regulator IPs, which can be embedded into a broad range of applications, including digital cameras, MP3 players, smart cards, SIM cards and IP phones, are all silicon-proven and available for use, with some already in volume production.

Compared to industry standards, SMIC’s LDO Linear Voltage Regulator IP is designed to offer competitive advantages, including a small area, low power consumption, high output drive, multi-loading current, a power-saving shutdown mode with a short wake up time, a high power supply reject ratio (PSRR), and a stable, yet large, operating output voltage range. In addition, both standard and non-standard selectable output voltages, and customization services to develop solutions depending on customer needs and requirements are available.

With over 400 internal and third-party partners’ verified IPs currently available, SMIC aims to provide a wide selection to fully support the diverse design needs of its customers. SMIC also aims to continue to collaborate with other leading third-party IP providers to jointly offer total design solutions. For additional information about the LDO Linear Voltage Regulator IP series and/or any other IPs, please contact SMIC sales account managers or design services at design_services@smics.com.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI, HKSE: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, including the statement that “SMIC aims to continue to collaborate with other leading third-party IP providers to jointly offer a total and proven design solution for its customers”, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

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News Release

Contact:

SMIC

Reiko Chang

PR

+86 (21) 5080 2000 ext 10544

PR@smics.com

For Immediate Release